UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 7

Health Grades, Inc.

(Name of Subject Company)

Health Grades, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

42218Q102
(CUSIP Number of Class of Securities)

Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Peter D. Lyons, Esq.
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc., a Delaware corporation (“Health Grades”), with the Securities and Exchange Commission (the “SEC”) on August 10, 2010, as amended by Amendment No. 1 thereto filed by Health Grades with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Health Grades with the SEC on August 18, 2010, Amendment No. 3 thereto filed by Health Grades with the SEC on August 23, 2010, Amendment No. 4 thereto filed by Health Grades with the SEC on August 26, 2010, Amendment No. 5 thereto filed by Health Grades with the SEC on August 30, 2010 and Amendment No. 6 thereto filed by Health Grades with the SEC on September 7, 2010 (the “Schedule 14D-9”), relating to the cash tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of Health Grades’ common stock, par value $0.001 per share (the “Shares”), at a purchase price of $8.20 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”).  The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on August 10, 2010, as amended by Amendment No. 1 thereto filed by Purchaser and Parent with the SEC on August 17, 2010, Amendment No. 2 thereto filed by Purchaser and Parent with the SEC on August 18, 2010, Amendment No. 3 thereto filed by Purchaser and Parent with the SEC on August 23, 2010, Amendment No. 4 thereto filed by Purchaser and Parent with the SEC on August 26, 2010, Amendment No. 5 thereto filed by Purchaser and Parent with the SEC on August 30, 2010, Amendment No. 6 thereto filed by Purchaser and Parent with the SEC on September 2, 2010, Amendment No. 7 thereto filed by Purchaser and Parent with the SEC on September 7, 2010, Amendment No. 8 thereto filed by Purchaser and Parent with the SEC on September 8, 2010 and Amendment No. 9 thereto filed by Purchaser and Parent with the SEC on September 10, 2010 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), and is subject to the terms and conditions set forth in the Offer to Purchase dated August 10, 2010 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.    Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately following the first paragraph under the section entitled “Tender Offer and Merger”:

On September 10, 2010, Vestar and Health Grades issued a joint press release announcing the extension of the initial expiration of the Offer to 9:00 AM, New York City time, on September 16, 2010.  The Offer may be further extended pursuant to the terms and conditions of the Merger Agreement.  The full text of the press release is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph immediately following the paragraph under the caption entitled “Arrangements among Health Grades, Purchaser and Parent — Merger Agreement”:

On September 9, 2010, Health Grades, Parent, Purchaser and Mountain Acquisition Holdings, LLC entered into Amendment No. 2 to Agreement and Plan of Merger (“Amendment No. 2”) to extend the initial expiration of the Offer to 9:00 AM, New York City time, on September 16, 2010.  The foregoing summary of Amendment No. 2 is qualified in its entirety by reference to Amendment No. 2, which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

Any and all references to the term “Merger Agreement” in the Schedule 14D-9 and the other documents distributed to the Health Grades stockholders in connection with the Schedule 14D-9 shall be deemed to be references to the Merger Agreement after giving effect to Amendment No. 2.

Item 9.    Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Document
(a)(5)(G)

Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated September 10, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 10, 2010).

(e)(16)

Amendment No. 2 to Agreement and Plan of Merger among Health Grades, Inc., Mountain Acquisition Corp., Mountain Merger Sub Corp., and Mountain Acquisition Holdings, LLC, dated as of September 9, 2010 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on September 10, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and Chief Financial Officer

Dated: September 9, 2010